CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Buffered Return Enhanced Notes due 2009	$20,474,000	$804.63

Pricing Supplement To prospectus dated January 25, 2006, and Amendment No. 1 to prospectus supplement for leveraged index-linked securities dated July 25, 2007	Pricing Supplement No. 783 Registration Statement No. 333-131266 Dated September 5, 2008; Rule 424(b)(2)
Structured Investments	Morgan Stanley
$20,474,000
Buffered Return Enhanced Notes Linked to an Asian Equity Index Basket due September 24, 2009
General
•
The notes are designed for investors who seek a return of twice the appreciation of the Asian Equity Index Basket (a basket consisting of the AMEX Hong Kong 30 IndexSM, the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwan IndexSM and the MSCI Singapore IndexSM) up to a maximum total return on the notes of 22.00% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Morgan Stanley maturing September 24, 2009†.
•	Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on September 5, 2008 and are expected to settle on or about September 12, 2008.
Key Terms
Basket:
Asian Equity Index Basket (the “Basket”) consisting of the AMEX Hong Kong 30 IndexSM, the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwan IndexSM and the MSCI Singapore IndexSM (each a “Basket Component Index” and together the “Basket Component Indices”).

Index Weightings:
The AMEX Hong Kong 30 Index weighting is 16.50%; the FTSE/Xinhua China 25 Index weighting is 28.00%; the KOSPI 200 Index weighting is 26.50%; the MSCI Taiwan Index weighting is 21.00%; and the MSCI Singapore Index weighting is 8.00%.

Upside Leverage Factor:	2
Payment at Maturity:
If the Ending Basket Level is greater than the Initial Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to a Maximum Total Return on the notes of 22.00%.  For example, if the Basket Return is more than 11.00%, you will receive the Maximum Total Return on the notes of 22.00%, which entitles you to a maximum payment at maturity of $1,220.00 for every $1,000 principal amount note that you hold.  Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Basket Return x 2)]

Your principal is protected against up to a 10% decline of the Basket at maturity.  If the Ending Basket Level declines from the Initial Basket Level by 10% or less, you will receive the principal amount of your notes at maturity.
If the Ending Basket Level declines from the Initial Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines below 10% of the Initial Basket Level and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Initial Basket Level by more than 10%.
Buffer Amount:	10%
Downside Factor:	1.1111
Basket Return:	The performance of the Basket from the Initial Basket Level to the Ending Basket Level, calculated as follows:
Ending Basket Level – Initial Basket Level
Initial Basket Level
The Basket Return may be positive or negative.
Initial Basket Level:	100
Ending Basket Level:	The arithmetic average of the Basket closing levels on each of the five Averaging Dates.
Averaging Dates†:	September 15, 2009, September 16, 2009, September 17, 2009, September 18, 2009 and September 21, 2009.
Index Setting Date:	In the case of each Basket Component Index, the Pricing Date.
Initial Index Level:
In the case of the AMEX Hong Kong 30 Index, 1,003.16, in the case of the FTSE/Xinhua China 25 Index, 17,203.57, in the case of the KOSPI 200 Index, 180.49, in the case of the MSCI Taiwan Index, 243.47 and, in the case of the MSCI Singapore Index, 316.56, which is, in each case, the Index Closing Level of the respective index on the Index Setting Date.

Maturity Date†:	September 24, 2009
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617482CD4
†	Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.
Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page S-20 of the accompanying prospectus supplement for leveraged index-linked securities and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement for leveraged index-linked securities and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$1,000	$10	$990
Total	$20,474,000	$80,070	$20,269,260
(1)  Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Company of $10 per $1,000 principal amount note, but will forego any fees for sales to fiduciary accounts.  The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent
September 5, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 25, 2006, as supplemented by the prospectus supplement for leveraged index-linked securities dated July 25, 2007.  These Buffered Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities.  This pricing supplement, together with the documents listed below, contains the terms of the notes , supplements the preliminary terms related hereto dated September 3, 2008 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Amendment No. 1 to Prospectus Supplement for Leveraged Index-Linked Securities dated July 25, 2007:
http://www.sec.gov/Archives/edgar/data/895421/000095010307001901/dp06401e_424b2.htm

•	Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for leveraged index-linked securities or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume an Initial Basket Level of 100 and reflect the Maximum Total Return on the notes of 22.00%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return on Notes
180.00	80.00%	22.00%
165.00	65.00%	22.00%
150.00	50.00%	22.00%
140.00	40.00%	22.00%
125.00	25.00%	22.00%
111.00	11.00%	22.00%
110.00	10.00%	20.00%
102.50	2.50%	5.00%
101.00	1.00%	2.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	-11.11%
70.00	-30.00%	-22.22%
60.00	-40.00%	-33.33%
50.00	-50.00%	-44.44%
40.00	-60.00%	-55.56%
30.00	-70.00%	-66.67%
20.00	-80.00%	-77.78%
10.00	-90.00%	-88.89%
0	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Initial Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Initial Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 22.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Basket decreases from the Initial Basket Level of 100 to an Ending Basket Level of 90.  Because the Ending Basket Level of 90 is less than the Initial Basket Level of 100 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Initial Basket Level of 100 to an Ending Basket Level of 115.  Because the Basket Return of 15% multiplied by 2 exceeds the Maximum Total Return of 22.00%, the investor receives a payment at maturity of $1,220.00 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Initial Basket Level of 100 to an Ending Basket Level of 80.  Because the Ending Basket Level of 80 is less than the Initial Basket Level of 100 by more than the Buffer Amount of 10%, the Basket Return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•
APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 22.00%, or $1,220.00 for every $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Initial Basket Level, of up to 10%.  If the Ending Basket Level declines by more than 10% of the Initial Basket Level, for every 1% decline of the Basket below 10% of the Initial Basket Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

•
DIVERSIFICATION AMONG THE BASKET COMPONENT INDICES – The return on the notes is linked to a basket consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Singapore Index. The AMEX Hong Kong 30 Index is based on the capitalization of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. (the “HKSE”) and is designed to reflect the movement of the Hong Kong stock market as a whole. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the 25 largest and the most liquid Chinese stocks listed and trading on the HKSE. The KOSPI 200 Index is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange (“KSE”). The MSCI Taiwan Index, which is calculated by Morgan Stanley Capital International Inc. (“MSCI”), is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI and designed to measure equity market performance in Singapore. The MSCI Singapore has been calculated since January 1, 1969.  For additional information about the KOSPI 200 Index and the MSCI Taiwan Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—AMEX Hong Kong 30 Index,” “—FTSE/Xinhua China 25 Index,” “KOSPI 200 Index,” “—MSCI Singapore Index” and “—MSCI Taiwan Index” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

•
CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes.  The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  The risk that buffered notes would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected equity-linked notes.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket Component Indices or any of the component stocks of the Basket Component Indices.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for leveraged index-linked securities.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.1111% to each 1% decline in the Ending Basket Level below the 10% Buffer Amount as compared to the Initial Basket Level.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN – If the Ending Basket Level is greater than the Initial Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 22.00% on the $1,000 principal amount, regardless of the appreciation in the Basket, which may be significant.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Component Indices would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES – The underlying stocks that constitute the Basket Component Indices have been issued by companies in various foreign countries.  Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK – The Basket is composed, in part, of indices which are quoted and traded in U.S. dollars and may trade differently from their underlying stock, which is quoted and traded in foreign currencies.  Fluctuations in the exchange rate between these foreign currencies and the U.S. dollar may affect the U.S. dollar equivalent of the foreign currency prices of the stocks underlying these indices on their respective stock exchanges and, as a result, may affect the market price of the stocks underlying the Basket Component Indices, which may consequently affect the market value of the notes and the supplemental redemption amount, if any, you may receive at maturity of the notes.

•
ADJUSTMENTS TO THE BASKET COMPONENT INDICES COULD ADVERSELY AFFECT THE VALUE OF THE NOTES – The American Stock Exchange LLC, the publisher of the AMEX Hong Kong 30 Index, is responsible for calculating and maintaining the AMEX Hong Kong 30 Index.  FTSE Xinhua Limited, the publisher of the FTSE/Xinhua China 25 Index, is responsible for calculating and maintaining the FTSE/Xinhua China 25 Index.  Morgan Stanley Capital International, which we refer to as MSCI, is responsible for calculating and maintaining the MSCI Taiwan Index and the MSCI Singapore Index.  The Korea Stock Exchange, the publisher of the KOSPI 200 Index, is responsible for calculating and maintaining the KOSPI 200 Index.  The publisher of any of the Basket Component Indices can add, delete or substitute the stocks underlying the respective Basket Component Index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the respective Basket Component Indices. Any of these actions could adversely affect the value of the notes.

•
CHANGES IN THE VALUE OF ONE OR MORE OF THE BASKET COMPONENT INDICES MAY OFFSET EACH OTHER – Price movements in the Component Basket Indices may not correlate with each other.  At a time when the value of one or more of the Component Basket Indices increases, the value of one or more of the other Component Basket Indices may not increase as much or may decline.  Therefore, in calculating the Basket closing levels on each of the averaging dates, increases in the value of one or more of the Component Basket Indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Basket Indices.  You cannot predict the future performance of any of the Component Basket Indices or of the Basket as a whole, or whether increases in the levels of any of the Component Basket Indices will be offset by decreases in the levels of other Component Basket Indices, based on their historical performance.  In addition, there can be no assurance that the Ending Basket Level will be higher than 100 so that you will receive at maturity an amount in excess of the principal amount of the notes, or any amount at all.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which affiliates of Morgan Stanley are willing to buy the notes.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING IN THE BASKET COMPONENT INDICES – Investing in the notes is not equivalent to investing in the Basket Component Indices or their component stocks.  Because the Ending Basket Level is based on the closing level of the Basket Component Indices on the five averaging dates, it is possible for the Ending Basket Level to be lower than the Initial Basket Level even if the value of the Basket at maturity is higher than the Initial Basket Level.  A decrease in the Basket value on any one averaging date could more than offset the increases in the Basket value on other averaging dates.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Basket Component Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the volatility (frequency and magnitude of changes in price) of the Basket;
•	the time to maturity of the notes;
•	the dividend rate on the common stocks underlying the Basket Component Indices;
•	interest and yield rates in the U.S. and Asian markets;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and on the Averaging Dates could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graphs set forth the historical performance of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the MSCI Taiwan Index and the MSCI Singapore Index based on the weekly index closing levels from January 3, 2003 through September 5, 2008, the KOSPI 200 Index based on the weekly index closing levels from January 5, 2003 through August 31, 2008 and of the Basket as a whole based on the daily index closing levels from January 1, 2003 through September 5 , 2008. The index closing levels on September 5, 2008 were, in the case of the AMEX Hong Kong 30 Index, 1,003.16, in the case of the FTSE/Xinhua China 25 Index, 17,203.57, in the case of the KOSPI 200 Index, 180.49, in the case of the MSCI Taiwan Index, 243.47 and, in the case of the MSCI Singapore Index, 316.56. We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price sources for determining the Ending Basket Level will be the Bloomberg page “HKX” for the AMEX Hong Kong 30 Index, “XIN0I” for the FTSE/Xinhua China 25 Index, “KOSPI2” for the KOSPI 200 Index, “MXTW” for the MSCI Taiwan Index and “SGY” for the MSCI Singapore Index, or any respective successor page to any of the aforementioned pages.

The historical levels of the Basket Component Indices should not be taken as an indication of future performance, and no assurance can be given as to the Basket closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

Historical Performance of the Basket

Historical Performance of the AMEX Hong Kong 30 Index

Historical Performance of the FTSE/Xinhua China 25 Index

Historical Performance of the KOSPI 200 Index

Historical Performance of the MSCI Taiwan Index

Historical Performance of the MSCI Singapore Index

License Agreements

License Agreement between The American Stock Exchange LLC and Morgan Stanley.
“AMEX Hong Kong 30 IndexSM” is a service mark of AMEX and has been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—AMEX Hong Kong 30 Index—License Agreement between The American Stock Exchange LLC and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

License Agreement between FTSE Xinhua Limited and Morgan Stanley.  “FTSETM” and “FootsieTM” are trademarks of London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license.  See “Underlying Indices and Underlying Index Publishers Information—FTSE/Xinhua China 25 Index—License Agreement between FTSE Xinhua Limited and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

License Agreement between The Korean Stock Exchange and Morgan Stanley.  KOSPI 200 Index and the KOSPI marks are the exclusive property of KSE, that KSE has and retains all property rights therein (including, but not limited to trademarks and copyrights).  See “Underlying Indices and Underlying Index Publishers Information—KOSPI 200 Index—License Agreement between The Korean Stock Exchange and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

License Agreement between MSCI and Morgan Stanley.
“MSCI Taiwan IndexSM” and “MSCI Singapore IndexSM” are service marks of MSCI and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by MSCI and MSCI makes no representation regarding the advisability of investing in the notes.  See “Underlying Indices and Underlying Index Publishers Information—MSCI Taiwan Index—License Agreement between MSCI and Morgan Stanley” and “Underlying Indices and Underlying Index Publishers Information—MSCI Singapore Index—License Agreement between MSCI and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.  See Annex A of this pricing supplement for a description of how the “MSCI Taiwan IndexSM” and “MSCI Singapore IndexSM” are calculated.  Please note that the index description in Annex A of this pricing supplement supersedes the description of the “MSCI Taiwan IndexSM” and “MSCI Singapore IndexSM” in the prospectus supplement for leveraged index-linked securities.

ERISA

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “ERISA” in the prospectus supplement for leveraged index-linked securities.

Annex A

MSCI Singapore IndexSM

The MSCI Singapore Index is calculated, maintained and published by MSCI, a majority-owned subsidiary of Morgan Stanley, and reported by Bloomberg Financial Markets.  The index has been calculated since January 1, 1969.  The index is calculated daily in U.S. dollars and published in real time, every 15 seconds during market trading hours.

The MSCI Singapore Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in Singapore. The MSCI Singapore Index targets an 85% free float adjusted market representation level within each industry group in Singapore.  It is calculated using the MSCI Global Investable Market Indices Methodology.

MSCI Taiwan IndexSM

The MSCI Taiwan Index is calculated, maintained and published by MSCI, a majority-owned subsidiary of Morgan Stanley, and reported by Bloomberg Financial Markets.  The index is calculated daily in U.S. dollars and published in real time, every 15 seconds during market trading hours.

The MSCI Taiwan Index is a free float adjusted market capitalization index of securities listed on the Taiwan Stock Exchange.  MSCI targets an 85% free float adjusted market representation level within each industry group in Taiwan.  It is calculated using the MSCI Global Investable Market Indices Methodology.

The MSCI Global Investable Market Indices Methodology

Constructing the Index

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets or Emerging Markets (“EM”).  Taiwan is considered an Emerging Market country and Singapore is considered a Developed Market county.  All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, exchange traded funds, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the sorted Equity Universe.

(ii) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio (“ATVR”), a measure that offers the advantage of screening out extreme daily trading volumes and taking into account the free float-adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market, and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe. Exceptions to this general rule are made only in the limited cases where the exclusion of securities of a very large company would compromise the index’s ability to fully and fairly represent the characteristics of the underlying market.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

•	Investable Market Index (Large + Mid + Small)

•	Standard Index (Large + Mid)

•	Large Cap Index

•	Mid Cap Index

•	Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment;

(iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.  The application of this requirement involves the following steps:

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the Global Industry Classification Standard.  The GICS entails four levels of classification:  (1) sector; (2) industry group; (3) industries; and (4) sub-industries. Under the GICS, each company is assigned to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	Updating the indices on the basis of a fully refreshed Equity Universe.

•	Taking buffer rules into consideration for migration of securities across size and style segments.

•	Updating FIFs and Number of Shares (“NOS”).

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii) Quarterly Index Reviews (“QIRs”) in February and August (in addition to the SAIRs in May and November) of the Size Segment Indices aimed at:

•	Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

•	Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

•	Reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii) Ongoing event-related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.

The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

All changes resulting from corporate events are announced prior to their implementation in the MSCI Indices.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an “expected” announcement, or as an “undetermined” announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., US Eastern Time.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security’s number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security’s number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation in the MSCI Indices.

Index Calculation

The index is calculated using the Laspeyres’ concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, today’s index level is obtained by applying the change in the market performance to the previous period index level.

Corporate Events

The index can change as a the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

These guidelines and the policies implementing the guidelines are designed by, and, ultimately, subject to adjustment by, MSCI.

The index is Subject to Currency Exchange Risk. Because the closing prices of the component securities are converted into U.S. dollars for purposes of calculating the value of the index, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the component securities trade will result in an increase in the value of the index. Conversely, if the U.S. dollar strengthens against such currencies, the value of the index will be adversely affected and may reduce or eliminate any return on your investment. Fluctuations in currency exchange rates can have a continuing impact on the value of the index, and any negative currency impact on the index may significantly decrease the value of the notes or your payment at maturity on the notes. The return on an index composed of the component securities where the closing price is not converted into U.S. dollars can be significantly different than the return on the index, which is converted into U.S. dollars.